PARAMOUNT STOCKHOLDERS APPROVE MERGER WITH VIACOM

Wilmington, Del.--(BUSINESS WIRE)--July 6, 1994 -- At a Special Meeting, stockholders of Paramount Communications Inc. (NYSE: PCI) approved the merger of Paramount and a wholly owned subsidiary of Viacom Inc. (AMEX: VIA and VIAB).

The Special Meeting of Viacom's stockholders to vote on the merger will be held tomorrow at 10:30 a.m. in New York City. The merger is expected to be consummated promptly after the Special Meeting.

Viacom Inc. owns a leading group of basic cable and premium networks, including MTV, MTV Europe, MTV Latino, VH-1, Nickelodeon/Nick at Nite, Showtime, The Movie Channel and FLIX; produces and distributes television programming; develops and publishes interactive software; owns cable systems serving 1.1 million customers; and owns five television stations and 14 radio stations. Through its majority-owned subsidiary Paramount Communications Inc., Viacom is also a major producer and distributor of motion pictures and television programming, and is one of the world's largest publishers. Paramount also owns professional sports franchises, Madison Square Garden and five regional theme parks; basic cable networks; seven television stations; and movie screens in 11 countries. The combined entity of Viacom and Paramount is one of the world's largest entertainment companies and a leading force in nearly every segment of the international media marketplace. National Amusements, Inc., a closely held corporation which owns and operates approximately 850 movie screens in the U.S. and the U.K., is the parent company of Viacom Inc.



CONTACT:     Viacom Inc., New York
             Carl Folta, 212/258-6352
             Hilary Condit, 212/258-6346